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Independent Accountant's Report

23 April 2026
The Board of Directors
MUFG Securities EMEA plc
25 Ropemaker Street
London
EC2Y 9LY

To the Directors of MUFG Securities EMEA plc

We have reviewed management's statements, included in the accompanying 'Exemption Required by SEC Rule 18a-7', including Appendix A (the "Exemption Report") in which MUFG Securities EMEA plc (the "Company") stated (1) that the Company claimed an exemption from 17 C.F.R. § 240.18a-4 under the provision of 17 C.F.R. § 240.18a-4(f), and (2) the Company met the conditions described within the Assertions column in Appendix A of the Exemption Report throughout the period from January 1, 2025 to December 31, 2025, except as described in its exemption report ("management's assertions").

The company's management is responsible for its assertions. Our responsibility is to express a conclusion on management's assertions based on our review.

Our review was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants ("AICPA"). Those standards require that we plan and perform the review to obtain limited assurance about whether any material modifications should be made to management's assertion in order for it to be fairly stated. The procedures performed in a review vary in nature and timing from and are substantially less in extent than, an examination, the objective of which is to obtain reasonable assurance about whether management's assertion is fairly stated, in all material respects, in order to express an opinion. Accordingly, we do not express such an opinion. Because of the limited nature of the engagement, the level of assurance obtained in a review is substantially lower than the assurance that would have been obtained had an examination been performed. We believe that the review evidence obtained is sufficient and appropriate to provide a reasonable basis for our conclusion.

We are required to be independent and to meet our other ethical responsibilities in accordance with relevant ethical requirements related to the engagement.

As a basis for our conclusion, we performed the following procedures:

1) read the Exemption Report to determine the exemption provisions under which the Company asserts its exemption;

Deloitte LLP is a limited liability partnership registered in England and Wales with registered number OC303675 and its registered office at 1 New Street Square, London, EC4A 3HQ, United Kingdom.

Deloitte LLP is the United Kingdom affiliate of Deloitte NSE LLP, a member firm of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee ("DTTL"). DTTL and each of its member firms are legally separate and independent entities. DTTL and Deloitte NSE LLP do not provide services to clients. Please see www.deloitte.com/about to learn more about our global network of member firms.

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Docusign Envelope ID: ECEED126-0CAE-8369-82E9-C51BFBAFBAAB

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2) performed inquiries and other review procedures, including but not limited to inspecting the disclosures made by the Company to the relevant counterparties as required by the relevant rules;
3) evaluated whether the evidence obtained from management according to the above procedures indicates that there should be modifications to the Company's assertions based on the results of the procedures performed.

Based on our review, we are not aware of any material modifications that should be made to management of the Company's assertions in order for them to be fairly stated.

This report is intended solely for the information and use of the Company's management, the Directors, the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, and is not intended to be, and should not be, used by anyone other than the specified parties.

Signed by:

Deloitte LLP

F83818612AE144B...

Deloitte LLP

23rd April 2026



MUFG Securities EMEA plc
Ropemaker Place, 25 Ropemaker Street
London EC2Y 9AJ
T: +44 (0)20 7628 5555
F: +44 (0)20 7782 9144

23rd April 2026

Exemption Required by SEC Rule 18a-7 (Prepared by the Securities-Based Swap Dealer Entity, With Appendix A)

MUFG Securities EMEA plc ("**MUSE**") (the "Company") is a registered security-based swap dealer subject to Rule 18a-7 promulgated by the Securities and Exchange Commission (17 CFR § 240.18a-7, "Reports to be made by certain security-based swap dealers and major security-based swap participants"). This Exemption Report was prepared as required by 17 CFR § 240.18a-7(c)(1) and (4). The Company claimed an exemption from 17 C.F.R. § 240.18a-4 under the provision of 17 C.F.R. § 240.18a-4(f). To the best of its knowledge and belief, the Company asserts the following:

The Company met the conditions described within the Assertions column of Appendix A throughout the most recent fiscal year except as described below:

- MUSE did not provide the notice required referenced in Exchange Act Rule 18a-4(f)(2) in writing to a duly authorized individual prior to the execution of the first non-cleared security-based swap transaction with the following U.S Person: Goldman Sachs Bank USA (this exception occurred in November 2025).

- MUSE did not provide the disclosure in writing required pursuant to Exchange Act Rule 18a-4(f)(3) before engaging in the first non-cleared security-based swap transaction with the following U.S Person: Goldman Sachs Bank USA (this exception occurred in November 2025).

A member of MUFG, a global financial group

Registered in England No: 1698498, Registered Office: Ropemaker Place, 25 Ropemaker Street, London EC2Y 9AJ
Authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority.



MUFG Securities EMEA plc

I, Kerry Peacock, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By

6360KPeacock

Digitally signed by 6360KPeacock
Date: 2026.04.23 11:19:08 +01'00'

Name: Kerry Peacock
Title Head of Global Markets Operations
Date: 23rd April 2026

A member of MUFG, a global financial group

Registered in England No: 1698498, Registered Office: Ropemaker Place, 25 Ropemaker Street, London EC2Y 9AJ
Authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority.



APPENDIX A

Rule Reference	Assertions
17 FR § 240.18a-4(f)(1)	1. The security-based swap dealer does not: (i) Effect transactions in cleared security-based swaps for or on behalf of another person; (ii) Have any open transactions in cleared security-based swaps executed for or on behalf of another person; and (iii)Hold or control any money, securities, or other property to margin, guarantee, or secure a cleared security-based swap transaction executed for or on behalf of another person (including money, securities, or other property accruing to another person as a result of a cleared security-based swap transaction);
17 CFR § 240.18a-4(f)(2)	2. The security-based swap dealer provided written notice to a duly authorized individual prior to the execution of the first non-cleared security-based swap transaction with each counterparty; and
17 FR § 240.18a-4(f)(3)	3. The security-based swap dealer disclosed in writing to each counterparty before engaging in the first non-cleared security-based swap transaction with that counterparty that: a. any margin collateral received and held by the security-based swap dealer will not be subject to a segregation requirement and b. how a claim of a counterparty for the collateral would be treated in a bankruptcy or other formal liquidation proceeding of the security-based swap dealer.

A member of MUFG, a global financial group

Registered in England No: 1698498, Registered Office: Ropemaker Place, 25 Ropemaker Street, London EC2Y 9AJ
Authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority.

Certificate Of Completion

Envelope Id: ECEED126-0CAE-8369-82E9-C51BFBAFBAAB   Status: Completed
Subject: Complete with Docusign: Independent accountants report Final v2.pdf, MUSE Exemption Report_KP_D...
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Document Pages: 5	Signatures: 1	Envelope Originator:
Certificate Pages: 1	Initials: 0	Henry Naylor
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Time Zone: (UTC) Dublin, Edinburgh, Lisbon, London		London, London EC4A 3HQ
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		IP Address: 24.206.111.19

Record Tracking

Status: Original	Holder: Henry Naylor	Location: DocuSign
4/23/2026 2:18:52 PM	hnaylor@deloitte.co.uk	

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Deloitte LLP pwilde@deloitte.co.uk Security Level: Email, Account Authentication (None)	Signed by: *Deloitte LLP* F83818612AE144B... Signature Adoption: Pre-selected Style Using IP Address: 24.206.111.19	Sent: 4/23/2026 2:21:30 PM Viewed: 4/23/2026 2:22:05 PM Signed: 4/23/2026 2:28:27 PM Freeform Signing

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Envelope Sent	Hashed/Encrypted	4/23/2026 2:21:30 PM
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Completed	Security Checked	4/23/2026 2:28:27 PM

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